Exhibit 3.6

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
MED ONE OAK, INC.

            Med One Oak, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify:

FIRST:  The name of the Corporation is Med One Oak, Inc.

            SECOND:  Pursuant to Section 242 of the Delaware General Corporation Law, this Certificate of Amendment amends the provisions of the Corporation’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”).

            THIRD:  The terms and provisions of this Certificate of Amendment (i) have been approved by the Board of Directors of the Corporation in a resolution setting forth and declaring advisable the amendment contained herein, and (ii) have been duly approved by the required number of shares of outstanding stock of the Corporation, in each case pursuant to and in accordance with Section 242 of the Delaware General Corporation Law.

            FOURTH:  Article V, Section A of the Corporation’s Certificate of Incorporation is hereby deleted in its entirety and replaced with the following language:

“A.

1.           Authorized Stock.  This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.”  The total number of shares which the Corporation is authorized to issue is one hundred and sixty million (160,000,000) shares.  One hundred and fifty million (150,000,000) shares shall be Common Stock, $0.001 par value, and ten million (10,000,000) shares shall be Preferred Stock, $0.001 par value.

2.           Reverse Split.  Effective December 6, 2012 (the “Effective Time”), each ten shares of Common Stock held of record as of the Effective Time or held in the Corporation’s treasury as of the Effective Time (collectively, the “Old Common Stock”) shall be automatically reclassified and converted, without further action on the part of the holder thereof, into one share of Common Stock.  No fractional share of Common Stock shall be issued to any holder of record of Old Common Stock upon such reclassification and conversion.  This reverse split has no effect on either the number of shares of Common Stock authorized for issuance or the par value of the Common Stock.  From and after the Effective Time, such holder shall have no further interest as a stockholder in respect of any such fractional share and, in lieu thereof, the number of shares of Common Stock to be issued to each Shareholder will be rounded up to the nearest whole number.

             Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified by the reverse split (as well as the right to receive an additional share of Common Stock in lieu of any fractional shares of Common Stock as set forth above); provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall be issued, upon surrender of such certificate, a new certificate or certificates representing the appropriate number of whole shares of Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified.

Nothing contained in this Section A.2 is intended to amend or modify any other paragraph of this Article V.”

            IN WITNESS WHEREOF, the Corporation has caused this certificate to be duly executed by its President and CEO as of December 6, 2012.

MED ONE OAK, INC.

By: /s/ Asit Jaykant Choksi, M.D.
Name: Asit Jaykant Choksi, M.D.
Titles: President and CEO